SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
94 Em-Ha’moshavot Road
Park Ofer, P.O. Box 3143
Petach Tikva 4970602, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

 CyberArk Software Ltd. (the “Company”) today announced the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”), which was held at 4:30 p.m. (Israel time) on June 30, 2016, at the Company’s offices at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel. At the Meeting, the Company’s shareholders voted on the following proposals:

(1)
To re-elect each of (a) Raphael (Raffi) Kesten and (b) Amnon Shoshani for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until their respective successors are duly elected and qualified.

(2)
To authorize, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady to serve as the Chairman of the Company’s board of directors and the Company’s Chief Executive Officer, for the maximum period permitted under the Companies Law.

(3)
To approve, in accordance with the requirements of the Companies Law, an annual grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, and restricted share units, to the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady.

(4)
To approve a recurring annual grant to each director of the Company (other than directors who serve as executives of the Company, such as the Company’s President and Chief Executive Officer), of options to purchase ordinary shares and restricted share units.

(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2016 and until the Company’s 2017 annual general meeting of shareholders, and to authorize the Company’s board of directors to fix such accounting firm’s annual compensation.

Each proposal was described in the Company’s proxy statement that was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on June 3, 2016. As of May 31, 2016, the record date for the Meeting, 33,569,172 ordinary shares were outstanding. There were 17,911,047 ordinary shares present in person or represented by proxy at the Meeting. Each matter voted upon was duly approved.

Following the Meeting, the Board of Directors is composed of the following members: (i) the Company’s Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at the Company’s 2018 annual general meeting of shareholders and upon the election and qualification of their respective successors; (ii) the Company’s Class II directors are Raphael (Raffi) Kesten and Amnon Shoshani, whose current terms expire at the Company’s 2019 annual general meeting of shareholders and upon the election and qualification of their respective successors; and (iii) the Company’s Class III directors are Gadi Tirosh, Ron Gutler and Kim Perdikou, whose current terms expire at the Company’s 2017 annual general meeting of shareholders and upon the election and qualification of their respective successors. Gadi Tirosh serves as Lead Director and Mr. Mokady serves as Chairman. There is no change to the composition of the Company’s audit committee, which continues to be composed of Ron Gutler (Chair), Kim Peridikou and Amnon Shoshani. The Company’s compensation committee is composed of Kim Peridikou (Chair), Ron Gutler and Gadi Tirosh. The Company’s nominating and corporate governance committee is composed of Gadi Tirosh (Chair), Ron Gutler and Kim Perdikou.

The Company also issued a press release titled “CyberArk Announces Changes to Board of Directors” on July 5, 2016, a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K (the “Form 6-K”).

The information under “Explanatory Note” in this Form 6-K (excluding Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-202850 and 333-200367).

EXHIBIT INDEX
Exhibit	Description

99.1	Press release dated July 5, 2016 titled “CyberArk Announces Changes to Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: July 5, 2016	By:	/s/ Donna Rahav
Name: Donna Rahav Title: General Counsel & Corporate Secretary